

Mail Stop 3561

June 27, 2017

Mr. Keith Manbeck
Executive Vice President and Chief Financial Officer
Whole Foods Market, Inc.
550 Bowie Street
Austin, Texas 78703

>    **Re:    Whole Foods Market, Inc.**
>    **Form 10-K for the Fiscal Year Ended September 25, 2016**
>    **Filed November 18, 2016**
>    **File No. 0-19797**

Dear Mr. Manbeck:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>    Sincerely,
>
>    /s/ Jennifer Thompson
>
>    Jennifer Thompson
>    Accounting Branch Chief
>    Officer of Consumer Products